Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications made available to employees of The Toronto-Dominion Bank on May 27, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES
OF THE TORONTO-DOMINION BANK ON MAY 27, 2010

1. TD profit more than doubles The Globe and Mail
Toronto-Dominion Bank made $1.18-billion in the second quarter, up from $545-million a year ago. See full story
2. TD Bank Q2 profit up as loan losses improve Reuters
Toronto-Dominion Bank (TD.TO) said on Thursday its profit rose in the second quarter as loan losses fell to their lowest level in six quarters. See full story
3. Toronto-Dominion 2Q Net Up; TD Canada Trust Has Record Profit Dow Jones
Toronto-Dominion Bank (TD) posted higher earnings in the fiscal second quarter, reflecting a record profit at TD Canada Trust and lower loan-loss provisions. See full story
4. Royal Bank, CIBC, TD Bank Profits Miss Estimates Bloomberg
Royal Bank of Canada, Toronto- Dominion Bank and Canadian Imperial Bank of Commerce, three of Canada’s five biggest banks, reported second-quarter profits that missed analysts’ estimates. Royal Bank had its biggest one- day decline in 15 months. See full story
5. Royal Bank, CIBC, TD Bank miss analyst estimates National Post
With credit markets on the mend and the economy humming again, three of Canada’s big banks posted results for the second quarter sharply up from a year ago but still fell below analyst expectations. See full story
6. Three Canadian banks fall short of analyst expectations in second quarter The Canadian Press
Earnings from three of Canada’s biggest banks improved in the second quarter but fell short of analyst expectations, with Royal Bank, TD Bank and CIBC all taking hits on a variety of factors, mostly to do with a stronger Canadian dollar. See full story
7. Big boost in profits, revenues for Canada’s big banks The Toronto Star
Three of Canada’s big banks reported big gains in their second-quarter profits Thursday. See full story
8. Three strikes for Canada’s banks The Globe and Mail (Streetwise blog)
Three of Canada’s big banks posted profits that were below expectations on Thursday, results that will weigh heavy on a sector that was soaring. See full story
9. Strong dollar undermines RBC profit The Globe and Mail
Royal Bank of Canada profit rose 40 per cent year over year, but the country’s largest bank fell short of expectations as a strong Canadian dollar undermined earnings from international operations. See full story
10. Royal Bank Canada Swings To 2Q Net; Loan-Loss Provisions Down Dow Jones
Royal Bank of Canada (RY) swung to a profit in the fiscal second quarter, reflecting good results across most businesses. However, core cash earnings fell short of expectations. See full story
11. RBC’s Wealth-Management Business Net Income Down 29% In Year Dow Jones
Net income for Royal Bank of Canada’s (RY) wealth-management business fell 29% over the last year, primarily due to an accounting issue related to currency conversion for some securities available for sale. See full story
12. CIBC posts profit, but misses Wall St expectations Reuters
Canadian Imperial Bank of Commerce (CM.TO) posted a lower-than-expected quarterly profit on Thursday and said it would focus on beefing up domestic business banking. See full story
13. CIBC back in black in second quarter The Globe and Mail
Canadian Imperial Bank of Commerce posted its highest profit since the credit crisis hit, but that wasn’t enough to meet the Street’s expectations. See full story

Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. TD profit more than doubles
The Globe and Mail
GRANT ROBERTSON and TARA PERKINS
Toronto-Dominion Bank made $1.18-billion in the second quarter, up from $545-million a year ago.
The gain came as the bank’s U.S. operations improved their performance amid a slumping American economy, while more Canadians paid back their loans.
“Our U.S. operations delivered improving results despite an economic picture that remains less robust than what we’re seeing in Canada,” TD chief executive officer Ed Clark said in a statement.
The bank had fewer loan losses across all of its businesses — the lowest level of loan losses in six quarters, Mr. Clark said.
TD’s Canadian retail banking operations made a record $761-million in the quarter, up 29 per cent. Provisions for credit losses dropped 10 per cent, reflecting better loan repayment in Canada.
“Loan losses have turned a corner and it seems that the economic recovery is taking hold in Canada,” Mr. Clark said.
Profit at the wealth management division rose 42 per cent, to $111-million, amid a rebound in the equity markets. That drove a rise in trading volumes at its online brokerage and investing activity from clients, which boosted revenue from fees.
The bank’s U.S. retail banking business made $241-million, up 41 per cent on an adjusted basis. TD, which has been expanding in the U.S. said provisions for credit losses in the U.S. were down 37 per cent, to $162-million, as more loans were paid back south of the border.
TD’s investment banking arm had profit of $220-million, up 27 per cent, as the business stabilized, the bank said.
However, TD booked an adjusted net loss of $159-million in its corporate operations, which was $79-million more than last year. TD said the higher loss was due to higher hedging costs, an increase in corporate expenses and lower securitization gains.
TD’s results were slightly below analysts’ expectations. The bank made $1.36 per share, but the Street had been expecting earnings of $1.38 to $1.40 per share.

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2. TD Bank Q2 profit up as loan losses improve
Reuters
ANDREA HOPKINS
Toronto-Dominion Bank ( TD.TO) said on Thursday its profit rose in the second quarter as loan losses fell to their lowest level in six quarters.
Canada’s second-largest bank said net income was C$1.18 billion ($1.12 billion), or C$1.30 a share, in the second quarter ended April 30. That compares to C$545 million, or 59 Canadian cents a share, in the same period a year earlier.
When one-time items are excluded, the bank said adjusted income C$1.36 a share.
Analysts on average were expected a per share profit of C$1.38, according to Thomson Reuters I/B/E/S.
TD said provisions for credit losses, or the amount of money the bank set aside to cover bad loans, fell to C$365 million in the quarter from C$772 million a year earlier.
Tier 1 capital, a key measure of the capital adequacy of a bank, was 12.0 percent, at the low end of Canadian peers but well above most global rivals.
In April, TD completed a small FDIC-assisted acquisition to bolster its U.S. retail banking operation which is concentrated on the U.S. east coast. The deal for three Florida banks, which was not expected to be material to earnings, included Riverside National Bank of Florida.
In May, TD bought another troubled U.S. lender, South Financial Group, in an unassisted deal that expanded its presence in Florida and added a foothold in North and South Carolina.
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3. Toronto-Dominion 2Q Net Up; TD Canada Trust Has Record Profit
Dow Jones
CAROLYN KING
Toronto-Dominion Bank (TD) posted higher earnings in the fiscal second quarter, reflecting a record profit at TD Canada Trust and lower loan-loss provisions.
The Canadian chartered bank earned C$1.176 billion or C$1.30 a share, up from C$545 million or 59 Canadian cents a year earlier.
Adjusted earnings of C$1.36 a share were up from C$1.14 a year earlier but fell just shy of the Thomson Reuters mean estimate of C$1.38.
Toronto-Dominion said its second-quarter loan-loss provisions were lower at C$365 million versus C$772 million. Return on equity was 13.0% versus 5.6%.

Rivals Royal Bank of Canada (RY) and Canadian Imperial Bank of Commerce (CM) also posted second-quarter results Thursday that were stronger than a year earlier on lower loan-loss provisions.
Toronto-Dominion said Canadian Personal and Commercial Banking recorded a 29% increase in earnings in the second quarter. U.S. Personal and Commercial Banking earnings were up 45% on an adjusted basis. Wholesale Banking net rose 27%.
Wednesday in Toronto, Toronto-Dominion closed at C$72.80.
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4. Royal Bank, CIBC, TD Bank Profits Miss Estimates
Bloomberg
SEAN B. PASTERNAK and DOUG ALEXANDER
Royal Bank of Canada, Toronto- Dominion Bank and Canadian Imperial Bank of Commerce, three of Canada’s five biggest banks, reported second-quarter profits that missed analysts’ estimates. Royal Bank had its biggest one- day decline in 15 months.
Royal Bank, the country’s largest bank by assets, said profit for the period ended April 30 was C$1.33 billion ($1.26 billion), or 88 cents a share. CIBC, the fifth-largest bank, reported net income of C$660 million, or C$1.59 a share. Both Toronto-based lenders had losses a year ago. Toronto-Dominion’s profit more than doubled to C$1.18 billion, or C$1.30 a share.
Earnings at Royal Bank and CIBC fell short of estimates because of “weak capital markets” revenue, said Barclays Capital analyst John Aiken. Toronto-Dominion’s U.S. business was hurt by a stronger Canadian currency.
“I would say expectations for the quarter are reasonably high,” CIBC World Markets analyst Robert Sedran said before results were released. “Banks have become a victim of their own success.”
Royal Bank fell C$3.14, or 5.3 percent, to C$56.33 in 9:41 a.m. trading on the Toronto Stock Exchange. Toronto-Dominion fell 3 cents to C$72.77, while CIBC dropped C$2.23, or 3 percent, to C$73.06.
The profit misses contrast with last quarter, when seven of the eight largest banks topped estimates after setting aside less money for bad loans. Bank of Montreal, the fourth-biggest bank, reported yesterday that net income more than doubled, beating estimates.
Bad Loans
Royal Bank earned more from consumer lending than a year ago, when a C$1 billion writedown on its U.S. consumer bank led to the company’s first quarterly loss since 1993. The Toronto- based bank set aside C$504 million for bad loans, compared with C$974 million a year earlier.
North Carolina
International banking, which includes Raleigh, North Carolina-based RBC Bank, narrowed its loss to C$27 million from C$1.13 billion a year earlier. The unit has posted eight straight quarterly losses. Royal Bank has spent a year reorganizing its RBC Bank as Canadian rivals Bank of Montreal and Toronto-Dominion Bank expand by buying troubled U.S. banks.

“We continue to believe that Royal Bank has limited, if any, interest in expanding its U.S. retail banking presence and would be more interested in selling its operations when conditions normalize,” BMO Capital Markets analyst John Reucassel said in a May 11 note.
Earnings from the RBC Capital Markets investment-banking unit rose 20 percent to C$502 million from a year earlier, when writedowns reduced earnings. Trading revenue was C$732 million, down about half from a year ago.
Declining capital markets revenue and trading were a “major weakness” for Royal Bank, Aiken wrote in a note to clients.
‘Frowned Upon’
“This material negative surprise on revenues will likely be frowned upon once again by investors,” he said.
Toronto-Dominion’s C$1.36 a share adjusted profit missed the C$1.40-a-share average estimate of 10 analysts. The strengthening of Canada’s currency caused U.S. consumer-banking profit to drop by C$55 million in the quarter, Toronto-Dominion said in a report to shareholders.
Domestic consumer-banking profit climbed 29 percent to a record C$761 million as loan-loss provisions declined and revenue for the unit increased 11 percent. Profit from U.S. consumer banking climbed 55 percent to C$245 million.
Asset-management earnings, which include the bank’s stake in TD Ameritrade Holding Corp., climbed 33 percent to C$167 million. TD Ameritrade of Omaha, Nebraska, is the third-largest retail brokerage by client assets. Investment-banking profit rose 27 percent to C$220 million. The bank’s corporate unit had a net loss of C$217 million because of higher expenses and “unfavorable” valuations of hedges.
Missed Estimates
Toronto-based CIBC said adjusted profit was C$1.46 a share, three cents short of the average estimate of 11 analysts.
CIBC posted its biggest profit since the fourth quarter of 2007 after its investment-banking unit reversed a year-earlier loss. CIBC World Markets earned C$189 million in the period, compared with a C$345 million loss on debt-related writedowns.
Consumer banking profit rose 12 percent to C$487 million in the quarter, led by personal and business banking. Trading income of C$225 million compared with a C$391 million trading loss a year earlier.
“Core” capital markets profit of C$133 million was below the C$167 million estimate of RBC Capital Markets analyst Andre- Philippe Hardy, who said “underwriting and advisory fees declined faster than we had forecast.”
National Bank of Canada, the country’s sixth-biggest lender, is scheduled to release results later today, followed by Bank of Nova Scotia and Canadian Western Bank next week.
Bank of Montreal, the fourth-biggest bank, said yesterday that profit more than doubled to a record C$745 million, or C$1.26 a share. Laurentian Bank of Canada said earnings rose 34 percent to C$28.3 million.
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5. Royal Bank, CIBC, TD Bank miss analyst estimates

National Post
JOHN GREENWOOD
With credit markets on the mend and the economy humming again, three of Canada’s big banks posted results for the second quarter sharply up from a year ago but still fell below analyst expectations.
For the three months ended April 30, Royal Bank of Canada reported net income of $1.329-billion or 88 cents per share, compared to a loss of $50-million last year or 7 cents a share, that included a $1 billion goodwill impairment charge for losses in the bank’s U.S. operations. Core cash earnings per share, which include the amortization of intangibles, came in at 94 cents. Analysts on average were expecting a per-share profit of $1.09, according to Thomson Reuters I/B/E/S.
Royal Bank said the strengthening of the Canadian dollar cut revenue by $534-million, net income by $82-million and per-share earnings by 6 cents. While provisions for credit losses, or the amount of money set aside to cover bad loans, fell 48 percent to $504 million from a year earlier, they rose $11 million, or 2 percent, from last quarter.
Canadian Imperial Bank of Commerce had a profit of $660-million or $1.59 a share compared with a loss of $51-million or 24 cents in the same period last year. Adjusted EPS of $1.46 a share missed consensus analyst expectations of $1.50 a share, according to a survey by Thomson Reuters.
It was the CIBC’s biggest profit since the fourth quarter of 2007.
“Core retail banking income of $492 million was slightly below our $500 million estimate driven by lower-than-expected revenues partially offset by lower expenses. Reported YoY retail revenue growth of 5% was hurt by lower treasury allocations and a stronger Canadian dollar compared to a year ago,” said Andre-Philippe Hardy analyst at RBC Capital Markets. Mr. Hardy added core capital markets earnings were also below his estimates as underwriting and advisory fees declined faster than forecast during the quarter.
Toronto Dominion Bank had a profit of $1.176-billion or $1.30 a share in the second quarter ended April 30, compared with$545 million, or 59 cents a share, in the same period a year earlier. Analysts on average were expected a per share profit of $1.38, according to Thomson Reuters I/B/E/S.
“Although difficult to determine what specific market expectations were, we believe that TD’s results on balance were not bad. While we were disappointed that TD was unable to meet our expectations, particularly against BMO’s results yesterday, we note that the miss does not appear to be as significant as Royal’s or CIBC’s.” John Aiken, Barclays Capital.
On Wednesday, Bank of Montreal reported its highest quarterly profits ever, well ahead of analyst estimates.
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6. Three Canadian banks fall short of analyst expectations in second quarter
The Canadian Press
Earnings from three of Canada’s biggest banks improved in the second quarter but fell short of analyst expectations, with Royal Bank, TD Bank and CIBC all taking hits on a variety of factors, mostly to do with a stronger Canadian dollar.
Royal Bank (TSX:RY) posted a $1.3-billion profit, vastly improved from a $50-million loss reported during the same period last year but still below analyst estimates.
CIBC (TSX:CM) reported $660 million in net income, rising from a $51-million loss a year earlier, and TD Bank (TSX:TD) more than doubled its second-quarter profit to nearly $1.2 billion before adjustments.

A loonie around parity for most of the quarter chipped away at the value of earnings from foreign holdings of the big banks, which have been growing in recent years.
The results come a day after Bank of Montreal (TSX:BMO) soared above analyst expectations with a profit of $745-million, or about 18 cents per share ahead of analyst estimates.
National Bank (TSX:NA) is scheduled to report its earnings later in the day, while Scotiabank (TSX:BNS) results are slated for Tuesday.
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7. Big boost in profits, revenues for Canada’s big banks
The Toronto Star
MADHAVI ACHARYA-TOM YEW
Three of Canada’s big banks reported big gains in their second-quarter profits Thursday.
But earnings at Canadian Imperial Bank of Commerce, Royal Bank of Canada and TD Bank Financial Group came in short of analysts’ expectations.
RBC posted the biggest profit, $1.33 billion for the three months ended April 30. The year earlier, the bank posted a net loss of $50 million, largely because of a $1-billion charge to goodwill.
Revenues were $6.97 billion, up from $6.76 billion in the second quarter of 2009.
“Our results reflect strong performances across our businesses and demonstrate the longstanding strength of this organization,” Gordon Nixon, president and chief executive, said in a release.
Still, the rising Canadian dollar cut into the bottom line, RBC said.
All three banks reduced their provisions for bad loans, as the economy and labour markets climb out of the depths of the recession.
CIBC reported net income of $660 million, or $1.61 a share on a cash diluted basis, compared with a loss of $51 million or 21 cents a share in the same period a year ago.
Net income for the previous quarter was $652 million.
It was CIBC’s highest quarterly reported earnings since the fourth quarter of fiscal 2007.
Revenues for the three months ended April 30 were $2.92 billion, up from $2.16 billion in the second quarter of 2009.
“Our core Canadian retail operations performed well this quarter, delivering our strongest level of revenue growth in the past 10 quarters,” CIBC president and chief executive Gerry McCaughey said in a release.
The parent company of Toronto-Dominion bank reported profit of $1.18 billion for the second quarter, more than double the $545 million the previous year.
Revenues were $4.77 billion, up from $4.33 billion in the 2009 period.

“We’re continuing to build on our momentum with a strong second quarter that saw a second consecutive record profit for TD Canada Trust and double-digit growth rates for all of our businesses,” said TD president and chief executive officer Ed Clark.
The earnings met with disappointment on Bay Street in part because of very strong results from BMO Financial Group, the parent company of the Bank of Montreal, delivered Wednesday.
“Although difficult to determine what specific market expectations were, we believe that TD’s results on balance were not bad,” Barclays Capital analyst John Aiken wrote in a note to clients Thursday.
“While we were disappointed that TD was unable to meet our expectations, particularly against BMO’s results yesterday, we note that the miss does not appear to be as significant as Royal’s or CIBC’s.”
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8. Three strikes for Canada’s banks
The Globe and Mail (Streetwise blog)
ANDREW WILLIS
Three of Canada’s big banks posted profits that were below expectations on Thursday, results that will weigh heavy on a sector that was soaring.
Royal Bank of Canada, Toronto-Dominion Bank and CIBC all reported profitable quarters, but all three fell short of analysts’ earnings per share estimates. In contrast, Bank of Montreal handily beat expectations when it reported second quarter results on Wednesday.
The relative weakness can be traced in part to a strong Canadian dollar, which undermines earnings from foreign operations. TD Bank has a large U.S. retail branch network, while Royal Bank has massive foreign investment banking and wealth management operations.
Going into these earnings, analysts warned that Canadian banks were priced for perfection. Anything less than profits above what analysts forecast was expected to result in a drop in valuation on these widely-held shares. Strong results from Bank of Montreal on Wednesday only served to increase expectations.
Many money managers shift their holdings among financial institutions depending on relative valuation and earnings momenteum — moving between insurers, Canadian banks and U.S. banks. Portfolio managers who take that approach will have reasons to be trading on Thursday.
Royal Bank’s cash earnings per share were 96 cents, when analysts were calling for $1.10.
TD Bank earned $1.36 per share, when analysts were expecting $1.40.
And CIBC reported earnings per share of $1.46, against expectations of a $1.49 profit.
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9. Strong dollar undermines RBC profit
The Globe and Mail
ANDREW WILLIS
Royal Bank of Canada

profit rose 40 per cent year over year, but the country’s largest bank fell short of expectations as a strong Canadian dollar undermined earnings from international operations.
RBC made $1.3-billion in the most recent quarter, up $379-million from the same period last year. But rising Canadian currency cut into returns from divisions that do business outside the country, such as investment banking and money management. The bank said currency moves cut revenue by $534-million, and trimmed profit by $82-million.
RBC reported 96 cents in cash earnings per share, well below the $1.09 per share profit forecast by analysts. Toronto-Dominion Bank and CIBC also reported quarterly results on Thursday that are below expectations.
“Last quarter Royal Bank’s meeting consensus expectations was a disappointment, we believe that this material negative surprise on revenues will likely be frowned upon once again by investors,” said a report early Thursday from Barclays Capital analyst John Aiken.
Once again, provisions for credit losses came in well below expectations but were offset by revenue weakness as lower net interest income and non-interest revenues were well off expectations,” Mr. Aiken said.
Canada’s largest bank continues to struggle in U.S. retail markets, as its international banking lost $27-million in the quarter. In the same period last year, the division lost $1.1-billion, including a $1-billion goodwill impairment charge.
RBC’s core Canadian retail branch network continues to be a powerhouse, with profit up by 27 per cent year over year to $736-million.
“Our results reflect strong performances across our businesses and demonstrate the longstanding strength of this organization,” said Gordon Nixon, the bank’s chief executive officer.
RBC posted a 15.8-per-cent return on equity. It’s capital ratios are twice what regulators require, with a Tier 1 capital ratio of 13.4 per cent.
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10. Royal Bank Canada Swings To 2Q Net; Loan-Loss Provisions Down
Dow Jones
CAROLYN KING
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11. RBC’s Wealth-Management Business Net Income Down 29% In Year
Dow Jones
05/27/2010 14:16:50
DAISY MAXEY
Net income for Royal Bank of Canada’s (RY) wealth-management business fell 29% over the last year, primarily due to an accounting issue related to currency conversion for some securities available for sale.
The wealth-management business of Canada’s largest banking company reported net income of C$90 million,

down C$36 million over the last year. Excluding the accounting issue, net income for the business was up C$25 million, or 20%, over the last year, the bank said.
“Higher fee-based revenue and higher transaction volumes were partially offset by spread compression, and the impact of a stronger Canadian dollar relative to the U.S. dollar,” said Janice Fukakusa, the company’s chief administrative officer and chief financial officer on the company’s earnings call Thursday.
The stronger Canadian dollar relative to the U.S. dollar cut earnings by C$12 million, she said.
Gordon Nixon, RBC’s president and chief executive, said the bank continues trying to grow its global wealth-management footprint.
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12. CIBC posts profit, but misses Wall St expectations
Reuters
CAMERON FRENCH
Canadian Imperial Bank of Commerce (CM.TO) posted a lower-than-expected quarterly profit on Thursday and said it would focus on beefing up domestic business banking.
Canada’s No. 5 bank said it had earned C$660 million ($620 million), or C$1.59 a share, in the second quarter ended April 30, compared with a year-earlier loss of C$51 million, or C$0.24 a share.
Revenue rose 35 percent, due largely to a sharp rebound in the wholesale banking division, which took losses associated with structured credit investments a year earlier.
Excluding certain items, the company earned C$1.46 per share, compared with the analysts’ average estimate of C$1.50, according to Thomson Reuters I/B/E/S.
Stronger-than-expected results from rival Bank of Montreal (BMO.TO) on Wednesday had raised expectations that other Canadian banks might follow with their own stellar financial reports.
“When compared against what Bank of Montreal reported yesterday, CIBC’s earnings will likely disappoint the market, in our view,” Barclays Capital analyst John Aiken said in a research note.
He attributed CIBC’s miss to weaker-than-expected trading revenues and advisory fees.
CIBC said quarterly provisions for credit losses, or the amount of money set aside to cover bad loans, fell C$78 million to C$334 million. Its Tier 1 capital, a key measure of the capital adequacy of a bank, was 13.7 percent.
Once a high-flying Wall Street player, Toronto-based CIBC has reduced its U.S. operations over the past decade and turned its focus on its domestic business.
Speaking on a conference call, Chief Executive Officer Jerry McCoughey said the bank would target reinvestment in its domestic corporate lending and business banking divisions, which have fallen behind those of Canadian rivals.
“Both of those areas, when the economy is recovering and hopefully transitions into expansion, should provide opportunities for us to deploy capital in Canada,” he said.

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13. CIBC back in black in second quarter
The Globe and Mail
TARA PERKINS
Canadian Imperial Bank of Commerce posted its highest profit since the credit crisis hit, but that wasn’t enough to meet the Street’s expectations.
The bank’s core cash earnings per share came in at $1.46, four pennies below the consensus forecast.
Weaker trading and underwriting revenue was partly responsible for the miss, Barclays Capital analyst John Aiken suggested in a note to clients.
Although much of the disappointment from the bank’s results this quarter stems from capital markets, which are volatile, “after two straight quarters of strong absolute and relative performance, in addition to yesterday’s performance by BMO, we believe that CIBC will likely underperform today.”
On the bright side, CIBC’s provisions for troubled loans came in at $316-million, down 20 per cent from a year ago, noted RBC Dominion Securities analyst Andre-Philippe Hardy. That was mainly because losses in CIBC’s large credit card portfolio have fallen from both the prior year and the prior quarter as fewer consumers declared bankruptcy.
CIBC’s total profits came in at $660-million, or $1.59 per share, compared with a loss of $51-million, or 24 cents, a year earlier.
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations,
1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc. (« South Financial »), la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc afin qu’ils l’examinent. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée et la circulaire de sollicitation de procurations ou le prospectus définitif lorsqu’il sera disponible, ainsi que les autres documents déposés auprès de la SEC, car ils contiennent des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire et ils pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif lorsqu’il sera disponible, ainsi que des autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande [à La Banque Toronto-Dominion, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 416-308-9030] ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601,
1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, son avis de convocation à l’assemblée annuelle et sa circulaire de la direction sollicitant des procurations, qui a été déposée auprès de la SEC le 25 février 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de sa plus récente assemblée annuelle, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, seront inclus dans la circulaire d’information/le prospectus et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES
OF THE TORONTO-DOMINION BANK ON MAY 27, 2010
Q2 2010
Strategic Overview
(Check Against Delivery)
Ed Clark, President and CEO
Q2 2010 Strategic Overview
Thank you Rudy, and thanks everyone for joining us this afternoon.
Colleen will be up shortly to discuss our second quarter results in detail. I’ll start by sharing my thoughts on our performance this quarter and then give you a sense of where we feel things are headed for the rest of the year.
Continued momentum in Q2
We had another very strong quarter. Adjusted earnings were over $1.2 billion, up 21% compared to last year. EPS growth was 19% and would have been even higher if not for the significant impact of the rising Canadian dollar. All of our businesses performed exceptionally well, with strong double-digit growth delivered by every segment. Our earnings were, however, negatively impacted by our Corporate segment. You’ll recall that in Q1, our Corporate Segment results were better than our expectations. For the first half of 2010, our results in this segment are about in line with what we expected. Colleen will provide you with more detail in a few minutes.
Our performance was fueled by record earnings in our Canadian Personal and Commercial bank, where TDCT delivered earnings growth of 29%. The strong housing market in Canada continued to sustain our volumes in real-estate secured lending and the improving economy benefited our growing business bank.
Our Wealth Management business saw earnings rise 42%. The story here is the steady improvement in equity markets, which is also helping our asset-gathering and sales of long term mutual funds. We’re also seeing improved net interest margin.
Wholesale earnings are starting to normalize, but still rose 27% from a year ago. All of our Wholesale businesses performed well in a relatively stable market, even though earnings are down quarter over quarter, as we make the predicted return to more normal markets.
Turning to TD Bank, America’s Most Convenient Bank, our performance was strong and saw adjusted earnings growth of 45% on a U.S. dollar basis. The major story here is that the credit cycle in the U.S. seems to be improving faster than we expected. PCLs have moved below Q1 levels and impaired loan formations were stable. We remain pleased with the underlying fundamentals of our business. Margins have improved, loan and deposit volumes continue to trend up, and we continue to invest for the future, which included the opening of 11 new stores this quarter.

Our balance sheet remains very strong. The Tier 1 capital ratio hit a high of 12.0% and risk-weighted assets remained stable.
This was also a very active quarter for TD on the M&A front, with two announcements in the last six weeks.
First, we acquired Riverside, First Federal and AmericanFirst in Florida, with the assistance of the Federal Deposit Insurance Corporation. This transaction expanded our existing presence in the rapidly growing and deposit-rich Florida market. Since we announced this transaction, we’ve had further opportunities to tour the locations and we’re feeling even better about what we’re seeing. There’s lots of potential in these great stores.
We also said we’d look at small unassisted deals where the risks are understandable and manageable. The offer to buy The South Financial Group, Inc., that we announced after the quarter ended, is exactly that kind of transaction. South Financial lets us bolster our presence in the Florida market even more. We also get a strong franchise in the Carolinas. More importantly, we acquire the management talent to drive our growth in the Southern U.S. This deal is subject to approval by regulators and South Financial shareholders and is expected to close in TD’s third fiscal quarter of 2010, promptly following receipt of those approvals.
We believe that this will prove to be an excellent deal for us. It has a high IRR and will be accretive to our U.S. strategy. We’ve got a great opportunity here to introduce our retail and commercial banking model throughout South Financial’s footprint. We’ve also done extensive due diligence with the company’s management team and feel very comfortable with how we’ve marked the book.
So, what will we have after all these deals close?
We’ll be a top-10 player in Florida, with $7.5 billion in deposits and 169 stores. In South Carolina, we’ll be a top 5 player with 83 stores and $5.5 billion in deposits. We’ll have added established commercial banking assets, a solid network of stores in attractive and growing markets, and excellent risk managers who will be part of the growth story going forward.
Outlook
In terms of our outlook, it’s clear that we’ve performed extremely well through the recovery in a tough business environment.
On the economic front, everyone is trying to figure out where the world is going. On one hand, the employment picture, GDP growth and the improvement in the credit markets are all encouraging signs on both sides of the border.
On the other hand, there are significant concerns about several European governments and their banking systems. We’re not worried about sovereign risk per se as we have nominal credit exposure to Greece and Portugal and our exposure to other weaker

European countries is manageable. More worrying is the potential domino effect that European problems could have on the United States, which in turn could impact Canada’s economy. This means that economic growth may slow down and interest rates could stay low for a longer period of time. That could hurt volume growth and deposit spreads.
At the moment, I believe that the net balance of more positive U.S. performance and potential negative drag of Europe on Canada and the U.S. is an overall more positive economic outlook than we had last quarter.
The second big unknown in the world is capital reform. I don’t think anyone really knows where the rules are going. Central bankers and policy makers are now more focused on sovereign credit and lost economic growth. On the other hand, at least publicly, they want reform to proceed.
Our capital levels remain very strong, leaving us well-positioned to address global capital reforms as they emerge.
With that, let me wrap up.
I think TD has delivered exceptional results in the first half of the year and I’m optimistic about our future. Our Canadian P&C businesses continued their outstanding performance and we continue to expect strong but more moderate growth in the future. Wealth earnings are rebounding in line with the stronger direction of the capital markets, with the big risks being a fall-off in equity prices and continued low interest rates. Our Wholesale business is stronger than ever – with what we believe is the operating model of the future – and on the path to more normalized but sustainable earnings levels. Our U.S. retail bank continues to move forward with strong organic growth and stabilizing PCLs while facing the headwinds of U.S. regulatory changes. Clearly, there are lots of moving pieces in the U.S. and it’s too early to conclude how it will all ultimately play out. The only certainty is Reg E, which we are working on carefully.
I’m confident that we will continue to perform well for the balance of this year and into 2011.
Now, let me turn the call over to Colleen.
Call Closing
Let me wrap-up with a few key points.
First, we had another strong quarter. We believe PCLs have peaked and should stabilize in Canada and the credit environment is also showing signs of improvement in the U.S., where economic headwinds still linger.
Second, our results continue to be anchored by our retail businesses in Canada and the U.S. We’re using our strength to continue to build out businesses both organically and through acquisitions.

Third, we have started to see our Wholesale business return to more normal levels.
Fourth, we see the balance of the year shaping up relatively well, with a firming economic recovery in Canada, which should help our earnings. At the same time, we also recognize that the world continues to be a fragile place and that may create further uncertainty. However, we remain absolutely confident that our business model will stay strong and intact, positioning us with momentum on our side.
Thank you.

Caution regarding forward-looking statements
From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”.
Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
Additional Information
          The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
          The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to

The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES
OF THE TORONTO-DOMINION BANK ON MAY 27, 2010
A Message from Ed Clark on TD’s Second Quarter Results
Another strong quarter
The second quarter of this year was another success for TD. Following the great start we had in the first quarter, all of our businesses delivered strong earnings performance with double-digit growth rates across the board, including a second record quarter in a row from TD Canada Trust!
TD Securities had another good quarter and our U.S. franchise turned in an improving performance despite an economic picture that’s still not as good as what we’re seeing in Canada.
While all of our businesses performed exceptionally well, our earnings were negatively impacted by the higher loss in our Corporate segment. You’ll recall that in the first quarter, our Corporate results were better than our expectations. For the first half of 2010, our results in this segment are about in line with what we expected.
We also saw the lowest levels of credit losses in six quarters and we think the credit picture in general has definitely improved. And all the while, our capital levels have remained very strong.
This continued success wouldn’t be possible without you and your unwavering focus on delivering legendary customer experiences which truly make us stand out from our peers.
Results overview
Our second-quarter results are described in detail on our website. Looking through them, you’ll see that the second quarter continued to highlight the strength of our Canadian retail businesses and the impact that the gradual recovery of the U.S. economy is having on our U.S. retail business. You’ll also notice that growth in our earnings per share would have been even higher if not for a significant impact of foreign exchange rates.
So what’s making this success possible?
TD Canada Trust had another exceptional quarter — a second consecutive record profit, with earnings rising and reduced provision for credit losses (PCLs). The strength of the Canadian housing market helped drive our real estate secured lending volumes and the improving economy benefited our growing business bank. We also feel pretty good about the growth in our Insurance business and the fact that we are now the second largest auto and home insurer in Canada.
We not only had great financial results, but we delivered them while maintaining record customer satisfaction levels and gaining market share. We expect strong but more moderate earnings growth for the balance of the year as we continue to invest in our business and volume growth rates slow.
Our Wealth business also had a great quarter. The story here is the steady improvement in equity markets, which is helping our asset-gathering strategy and our sales of long term mutual funds. Trading volumes in our online brokerage business are also holding strong. Our investment in TD Ameritrade also saw higher earnings, partly offset by the rise in the Canadian dollar.
TD Securities earnings are normalizing after a record first quarter, just as we’ve expected, but the business is still performing well, even though our earnings our down quarter over quarter.

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TD Bank, America’s Most Convenient Bank, experienced improving results, even though the U.S. economy is still fragile and recovering. We’re not out of the woods yet, but we’re very pleased with the franchise we’ve built. Margins have improved, loan and deposit volumes continue to trend up, and we continue to invest for the future, which included the opening of 11 new stores this quarter.
You also will have seen us announce a series of FDIC-assisted transactions — Riverside, First Federal and AmericanFirst — which will help us build our presence in the deposit-rich Florida market. And after the quarter ended, we also announced an agreement to buy The South Financial Group, which will boost our Florida presence even more and also give us a strong entry point into North and South Carolina. That deal is subject to regulatory and shareholder approvals, and we expect it to close in our fiscal third quarter.
As I’ve said, these acquisitions are about one thing: growth. If you take the organic growth in our U.S. franchise and combine it with these transactions, you’re looking at a great set of assets with a bright future.
Outlook: building on our momentum
With two very strong quarters behind us, we feel optimistic about the second half of the year. As the economic recovery continues to gain traction, we’re ready to build on our successes to date. With that said, we’re closely monitoring the debt crisis unfolding in Europe, which has the potential to impact the U.S. and Canadian economies. We consider all of our own exposure to Portugal, Greece, Ireland, Italy and Spain to be manageable. Regulatory uncertainty also continues to linger, but our strong capital levels leave us well-positioned to address global capital reforms.
Conclusion
Simply put, we’ve had a great first half of 2010. We again set a customer satisfaction record in our Canadian retail business, saw strong performances across the board, as well as the continued growth of our brand. On behalf of the Board of Directors and the Senior Executive Team, I’d like to thank you for the dedication and commitment that makes our success a reality — you really do make TD The Better Bank!
Ed Clark
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Message d’Ed Clark sur les résultats de La Banque TD pour le deuxième trimestre
Un autre trimestre robuste
Le deuxième trimestre de l’année a été une autre réussite pour La Banque TD. Après un départ en lion au premier trimestre, tous nos secteurs d’activité ont dégagé de solides résultats, affichant partout des taux de croissance dans les deux chiffres, dont un deuxième trimestre record d’affilée pour TD Canada Trust!
Valeurs Mobilières TD a connu un autre bon trimestre, tandis que notre secteur américain a amélioré ses résultats, malgré un tableau économique qui reste moins clair qu’au Canada.
Même si tous nos secteurs d’activité ont produit des résultats exceptionnels, nos bénéfices ont été grugés par l’augmentation des pertes dans les Services bancaires aux grandes entreprises. Vous vous rappellerez qu’au premier trimestre, les résultats de ce segment avaient été meilleurs que prévus. Pour la première moitié de 2010, nos résultats dans ce segment sont à peu près conformes à nos attentes.
Nous avons également enregistré les niveaux de pertes sur créances les plus bas des six derniers mois, et il ne fait pas de doute dans notre esprit que la situation du crédit s’est généralement améliorée. Par ailleurs, nos niveaux de fonds propres demeurent très fermes.
Ce succès continu ne serait possible sans vous et votre engagement inébranlable à offrir un service à la clientèle légendaire, qui nous distingue véritablement de nos pairs.
Aperçu des résultats
Nos résultats pour le deuxième trimestre sont décrits en détail sur notre site Web. En les parcourant, vous constaterez que le deuxième trimestre a continué de mettre en évidence la force de nos activités de détail canadiennes, ainsi que l’effet de la lente reprise de l’économie américaine sur nos activités de détail américaines. Vous remarquerez aussi que la croissance de notre bénéfice par action aurait été encore plus importante n’eût été de l’effet notable des taux de change.
Alors, quel est le secret de ce succès?
TD Canada Trust a connu un autre trimestre exceptionnel — un deuxième profit record consécutif — affichant des bénéfices en hausse et une diminution des provisions pour pertes sur créances. La vigueur du marché canadien de l’habitation a aidé à augmenter nos volumes de prêts garantis par des biens immobiliers, tandis que le redressement de l’économie a stimulé nos activités bancaires commerciales en croissance. Nous sommes également fort satisfaits de notre segment Assurance et du fait que nous sommes maintenant le deuxième assureur automobile et habitation en importance au Canada.
Non seulement avons-nous obtenu d’excellents résultats financiers, mais nous l’avons fait en maintenant un taux record de satisfaction de la clientèle et en accroissant notre part de marché. Nous prévoyons une croissance robuste quoique plus modérée des bénéfices pendant le reste de l’année, alors que nous nous continuons d’investir dans notre organisation et que les taux de croissance ralentissent.
Gestion de patrimoine a également très bien fait au deuxième trimestre. Nous devons ce succès à l’amélioration continue des marchés boursiers, qui favorise notre stratégie d’accumulation d’actifs et de vente de fonds communs de placement à long terme. Les volumes de négociation de nos activités de courtage en ligne se maintiennent également à des niveaux élevés. Notre participation dans TD Ameritrade a produit des bénéfices en hausse, qui ont toutefois été en partie annulés par l’appréciation du dollar canadien.
Comme nous nous y attendions, les bénéfices de Valeurs Mobilières TD reviennent à la normale après un premier trimestre record, mais l’entreprise continue de dégager de bons résultats, malgré une baisse des bénéfices d’un trimestre à l’autre.
TD Bank, la banque américaine la plus pratique, a redressé ses résultats, même si l’économie américaine demeure fragile et que la reprise est lente. Bien que nous ne soyons pas encore tirés d’affaire, nous sommes très heureux de l’entreprise que nous avons bâtie. Les marges se sont élargies, les volumes de prêts et de dépôts poursuivent leur tendance à la hausse, et nous continuons d’investir pour l’avenir, entre autres en ouvrant 11 nouvelles succursales ce trimestre.

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Vous nous avez également vus annoncer une série d’acquisitions soutenues par la FDIC — Riverside, First Federal et AmericanFirst — qui nous aideront à établir notre présence dans le marché riche en dépôts de la Floride. Après la fin du trimestre, nous avons aussi annoncé la signature d’une entente en vue de l’acquisition de The South Financial Group, qui renforcera encore plus notre présence en Floride, en plus de nous donner une belle porte d’entrée en Caroline du Nord et en Caroline du Sud. La transaction est assujettie aux approbations réglementaires et à l’approbation des actionnaires, mais nous prévoyons conclure l’acquisition au cours de notre troisième trimestre.
Comme je l’ai déjà dit, ces acquisitions visent une chose : la croissance. Prenez la croissance interne de notre organisation aux États-Unis et combinez-la à ces transactions, et vous avez un superbe ensemble d’actifs destiné à un brillant avenir.
Perspectives : poursuivre sur notre élan
Forts de ces deux excellents derniers trimestres, nous sommes confiants en ce qui concerne la seconde moitié de l’année. Tandis que la reprise économique se confirme, nous sommes prêts à bâtir sur les succès obtenus jusqu’ici. Cela dit, nous suivons de près la crise de la dette en Europe, qui pourrait éventuellement toucher les économies américaine et canadienne. L’ensemble de notre exposition au Portugal, à la Grèce, à l’Irlande, à l’Italie et à l’Espagne nous apparaît gérable. L’incertitude réglementaire persiste, mais nos solides niveaux de fonds propres nous placent en bonne position pour faire face aux réformes internationales du capital.
Conclusion
Bref, nous avons connu un excellent premier semestre 2010. Nous avons battu un nouveau record de satisfaction de la clientèle dans nos activités de détail canadiennes, tous nos secteurs d’activité ont produit des résultats robustes, et nous continuons de faire progresser notre image de marque. Au nom du conseil d’administration et de l’équipe de la haute direction, j’aimerais vous remercier pour votre dévouement et votre engagement, sans lesquels ce succès ne serait possible : vous faites vraiment de La Banque TD la meilleure banque!
Ed Clark
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc. (« South Financial »), la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc afin qu’ils l’examinent. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée et la circulaire de sollicitation de procurations ou le prospectus définitif lorsqu’il sera disponible, ainsi que les autres documents déposés auprès de la SEC, car ils contiennent des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire et ils pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif lorsqu’il sera disponible, ainsi que des autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande [à La Banque Toronto-Dominion, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 416-308-9030] ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, son avis de convocation à l’assemblée annuelle et sa circulaire de la direction sollicitant des procurations, qui a été déposée auprès de la SEC le 25 février 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de sa plus récente assemblée annuelle, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, seront inclus dans la circulaire d’information/le prospectus et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

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